Contact

www.linkedin.com/in/nelson-mattos-4307034 (LinkedIn)

Top Skills

Analytics
Business Intelligence
Business Strategy

Languages

Portuguese
Spanish
English
German

Nelson Mattos

Independent Consultant & Chief Operating Officer (unpaid position) at Karimu

San Jose, California, United States

Experience

KARIMU INTERNATIONAL HELP FOUNDATION

Chief Operating Officer (unpaid)

July 2017 - Present (6 years 9 months)

California, United States

Nelson has been leading the daily operations of Karimu since mid 2017, heavily focusing on expanding its reach and level of impact. He has driven a 30 fold growth of the organization, recruited a network of over 50 volunteers from 16 countries (teachers, engineers, doctors, nurses, architects, etc.) who lead different areas of the organization (sanitation, health, education, income, and financial services), and built a Tanzanian staff of 7 employees who drive the execution of Karimu's projects on the ground.

Self Employed

Independent Consultant

April 2014 - Present (10 years)

Nelson is an independent consultant, an advisor to startups in Silicon Valley, Europe, and Emerging Markets, an active member of several Board of Directors, and an engaged volunteer focusing on reducing poverty in Africa and South East Asia.

He gives lectures, is a frequent speaker at conferences, and leverages his technical and cultural skills obtained by having lived in multiple continents and travelled extensively across the globe to mentor and coach dozens of professionals worldwide as well as to help organizations create technical solutions that will have a positive impact, particularly in Emerging Markets.

unico IDtech

Chief Technology Officer

May 2022 - December 2023 (1 year 8 months)

I have been helping unico as an advisor since 2017. I chose unico because I always believed that it would establish the digital identity in Brazil. It would be able to transform the relationship between people and companies, simplifying and reducing the bureaucracy in the daily lives of Brazilian citizens. I am sure

that Unico will show international big tech how to build impactful products of great value to users, but putting privacy at the center, protecting the data of its users and giving them full control of their information.

That's why I decided to assume the position of Chief Technology Officer, getting my hands even dirtier and attracting the best Brazilian and world talents. I know we will have the best technology team in Brazil. And I'm sure that this team will make Unico the biggest and most innovative big tech in Brazil.

This is my latest, new project!

MIX
Board Member
April 2018 - May 2020 (2 years 2 months)

Member of the board until Mix merge with Center for Financial Inclusion.

Grameen Foundation
Board Member & Advisor Board Member
February 2012 - February 2017 (5 years 1 month)
Seattle, Washington, United States

Nelson joined the Grameen Foundation Technology Center Advisory Council in February 2012 and also its board in April, 2014.

Google
Vice President for Product and Engineering for Europe and Emerging Markets
April 2007 - April 2014 (7 years 1 month)

During his tenure at Google, Nelson grew the engineering presence in Europe from less than 300 to more than 3500 engineers, opening new engineering centers and expanding existing ones. His team made major contributions to many Google projects including: Google Chrome, Android and Mobile products, Google+ Hangouts, privacy, child protection extensions to Search, YouTube copyright protection tools, Transit and other Google Maps features, Google Calendar, Priority Inbox for Gmail, and many more.

Nelson also spearheaded Google's efforts to bring cultural content online through the Paris-based Google's Cultural Institute, leading Google's cultural projects worldwide. Under his tenure, Google launched Art Project in partnership with hundreds of museums, Historic Moments in cooperation with some of the most important historical archives in the world, as well as World Wonders together with Unesco.

Finally, Nelson led Google efforts in Emerging Markets. He has always been very passionate about making the Internet an integral part of the daily life of people in Africa, Asia, Latin America and the Middle East who cannot yet benefit from the use of this technology. As such, from 2009 to 2014, Nelson drove a series of initiatives which helped to grow internet adoption in Emerging Markets by improving the infrastructure in these countries, delivering appealing products, and increasing awareness and, in particular, knowledge and education about the internet.

IBM
Vice President - Information and User Technologies
1991 - 2007 (16 years)

Nelson worked in various capacities at IBM. Most recently, he was an IBM Distinguished Engineer and Vice-President of Information and User Technologies at IBM Research.

Before that, he built the new Information Integration business for IBM, growing it from a dozen to 1500 people, driving five key acquisitions (CrossAccess, Venetica, Ascential, iPhrase, and Unicorn), and generating billions of dollars in revenue.

Nelson's career with IBM also included key roles in DB2 development, leading major SQL extensions, and driving worldwide database standards; in this capacity, he contributed to the design of SQL99 through more than 300 accepted proposals.

Education

University of Kaiserslautern
Doctor of Philosophy (PhD), Computer Science · (1984 - 1989)

Universidade Federal do Rio Grande do Sul
Master in Computer Science · (1978 - 1984)